Pricing Sheet No. 2011-MTNDG0116 dated October 26, 2011 relating to
Preliminary Pricing Supplement No. 2011-MTNDG0116 dated September 30, 2011 and
Offering Summary No. 2011-MTNDG0116 dated September 30, 2011
Registration Statement Nos. 333-172554 and 333-172554-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Buffered Digital Plus Notes Based on the Dow Jones Industrial AverageSM due April 30, 2015
PRICING TERMS – OCTOBER 26, 2011
Issuer:		Citigroup Funding Inc.
Guarantee:
Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the notes are not principal protected, you may receive an amount at maturity that is substantially less, and possibly 80% less, than the stated principal amount of the notes.

Aggregate principal amount:		$1,110,000
Stated principal amount:		$1,000 per note
Issue price:		$1,000 per note (see “Underwriting fee and issue price” below)
Pricing date:		October 26, 2011
Original issue date:		October 31, 2011
Maturity date:		April 30, 2015
Underlying index:		Dow Jones Industrial AverageSM
Payment at maturity:
If the final index value is greater than the initial index value,
$1,000 + the greater of (i) upside payment and (ii) $1,000 x index percent increase
If the final index value is less than or equal to the initial index value but has decreased from the initial index value by an amount less than or equal to the buffer amount of 20%,
$1,000
If the final index value is less than the initial index value and has decreased from the initial index value by an amount greater than the buffer amount of 20%,
($1,000 x index performance factor) + $200
This amount will be less than the stated principal amount of $1,000. However, under no circumstances will the payment at maturity be less than $200 per note, subject to the credit risk of Citigroup Inc.

Upside payment:		$180 per note (18% of the stated principal amount)
Index percent increase:		(final index value – initial index value) / initial index value
Index performance factor:		final index value / initial index value
Initial index value:		11,869.04, the closing value of the underlying index on the pricing date
Final index value:		The closing value of the underlying index on the valuation date
Valuation date:		April 27, 2015, subject to postponement for non-index business days and certain market disruption events
Buffer amount:		20%
Minimum payment at maturity:		$200 per note (20% of the stated principal amount)
Maximum payment at maturity:		There is no maximum payment at maturity.
CUSIP:		1730T0PH6
ISIN:		US1730T0PH67
Listing:		The notes will not be listed on any securities exchange.
Underwriter:		Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public	Underwriting Fee(1)	Proceeds to Issuer
Per note	$1,000.00	$39.50	$960.50
Total	$1,110,000	$43,845	$1,066,155
(1) Citigroup Global Markets Inc., an affiliate of Citigroup Funding Inc. and the underwriter of the sale of the notes, will receive an underwriting fee of $39.50 for each $1,000 note sold in this offering.  Citigroup Global Markets Inc. will pay selected dealers not affiliated with Citigroup Global Markets Inc. a selling concession of $35.00 for each $1,000 note they sell.  The total underwriting fee shown above gives effect to the actual amount of this variable selling concession. Additionally, it is possible that Citigroup Global Markets Inc. and its affiliates may profit from expected hedging activity related to this offering, even if the value of the note declines. You should refer to “Risk Factors” and “Fact Sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on September 30, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000095010311004083/dp26535_fwp-os.htm

Preliminary Pricing Supplement filed on September 30, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095010311004074/dp26531_424b2-0116.htm

Prospectus and Prospectus Supplement filed on May 12, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311049309/y91273b2e424b2.htm

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The Dow Jones Industrial AverageSM is a product of Dow Jones Indexes, the marketing name and a licensed trademark of CME Group Index Services, LLC (“CME”) and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM”, “Dow Jones Indexes” and “DJIA” are service marks of Dow Jones Trademark Holdings LLC (“Dow Jones”), have been licensed to CME and have been sublicensed for use for certain purposes by Citigroup Global Markets Inc. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates (collectively the “Corporations”) and the Corporations make no representation regarding the advisability of investing in the notes.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. You should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-172554) and the other documents Citigroup Funding Inc. and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.